UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-13789

CUSIP NUMBER 00687E109

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
(Check one):	☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2021

☐Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Adhera Therapeutics, Inc.

Full Name of Registrant

8000 Innovation Parkway

Address of Principal Executive Office (Street and Number)

Baton Rouge, LA 70820

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Adhera Therapeutics, Inc. (the “Company”) is unable to file the Quarterly Report for the quarter ended September 30, 2021 on Form 10-Q in a timely manner without unreasonable effort or expense, as the Company is still compiling the necessary financial information to complete the filing. The Company expects to file the Form 10-Q on or prior the fifth calendar day following the prescribed due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Michael D. Harris	(561)	471-3507
(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report for the three and nine months ended September 30, 2021 that the Registrant lost approximately $1,688,000 and $2,630,000 compared to a net loss of approximately $539,000 and $3,283,000 for the same periods in 2020. The foregoing losses are prior to adding an over $2 million derivative liability charge. The correct number will increase the estimated losses for the reported periods. The results of operations are subject to change and the auditor’s review.

Adhera Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	By:	/s/ Andrew Kucharchuk
Andrew Kucharchuk
	Title:	Chief Executive Officer